CUSIP No.    928369 10 7                                      Page 1 of 15 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. ) 1

                        Vista Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   928369 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Kathleen K. Schoemaker                       John C. MacMurray, Esq.
Domain Associates, L.L.C.                    Reboul, MacMurray, Hewitt,
One Palmer Square                            Maynard & Kristol
Princeton, New Jersey 08452                  45 Rockefeller Plaza
Tel. (609) 683-5656                          New York, New York  10111
                                             Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 7, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [X].
--------------------
     1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  928369 10 7                                        Page 2 of 15 Pages



1)   Name of Reporting Person                         Domain Partners
     I.R.S. Identification                            III, L.P.
     No. of Above Person
     (If an Entity)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                (a) [x]
     if a Member of a Group                                   (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                      WC

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                     Delaware

Number of                           7)   Sole Voting   4,120,728 shares of
Shares Beneficially                      Power         Common Stock
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)   Shared Voting
                                         Power                -0-

                                    --------------------------------------------
                                    9)   Sole Disposi- 4,120,728 shares of
                                         tive Power    Common Stock

                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power       -0-
                                    --------------------------------------------
11)  Aggregate Amount Beneficially                     4,120,728 shares of
     Owned by Each Reporting Person                    Common Stock

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------

CUSIP No.  928369 10 7                                        Page 3 of 15 Pages


13)  Percent of Class
     Represented by                                           21.0%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                 PN

CUSIP No.  928369 10 7                                        Page 4 of 15 Pages



1)   Name of Reporting Person                          DP III Associates,
     I.R.S. Identification                             L.P.
     No. of Above Person
     (If an Entity)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                (a) [x]
     if a Member of a Group                                   (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                   Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                      Delaware

--------------------------------------------------------------------------------
Number of                           7)   Sole Voting   61,872 shares of
Shares Beneficially                      Power         Common Stock
Owned by Each
Reporting Person
With                                --------------------------------------------
                                    8)   Shared Voting
                                         Power                -0-

                                    --------------------------------------------
                                    9)   Sole Disposi- 61,872 shares of
                                         tive Power    Common Stock

                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power       -0-
                                    --------------------------------------------
11)  Aggregate Amount Beneficially                     61,872 shares of
     Owned by Each Reporting Person                    Common Stock

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------

CUSIP No.  928369 10 7                                        Page 5 of 15 Pages


13)  Percent of Class
     Represented by                                           0.3%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                   PN

CUSIP No.  928369 10 7                                        Page 6 of 15 Pages


1)   Name of Reporting Person                          Domain Partners
     I.R.S. Identification                             II, L.P.
     No. of Above Person
     (If an Entity)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                (a) [x]
     if a Member of a Group                                   (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                   Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                      Delaware

--------------------------------------------------------------------------------
Number of                           7)   Sole Voting   24,161 shares of
Shares Beneficially                      Power         Common Stock
Owned by Each
Reporting Person
With                                --------------------------------------------
                                    8)   Shared Voting
                                         Power                -0-
                                    --------------------------------------------
                                    9)   Sole Disposi- 24,161 shares of
                                         tive Power    Common Stock

                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power       -0-
                                    --------------------------------------------
11)  Aggregate Amount Beneficially                     24,161 shares of
     Owned by Each Reporting Person                    Common Stock

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------

CUSIP No.  928369 10 7                                        Page 7 of 15 Pages


13)  Percent of Class
     Represented by                                           0.1%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                   PN

CUSIP No.  928369 10 7                                        Page 8 of 15 Pages


1)   Name of Reporting Person                          Domain Associates,
     I.R.S. Identification                             L.L.C.
     No. of Above Person
     (If an Entity)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                (a) [x]
     if a Member of a Group                                   (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                   Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                      Delaware

--------------------------------------------------------------------------------
Number of                           7)   Sole Voting   19,500 shares of
Shares Beneficially                      Power         Common Stock
Owned by Each
Reporting Person
With                                --------------------------------------------
                                    8)   Shared Voting
                                         Power                -0-

                                    --------------------------------------------
                                    9)   Sole Disposi- 19,500 shares of
                                         tive Power    Common Stock

                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power       -0-

                                    --------------------------------------------
11)  Aggregate Amount Beneficially                     19,500 shares of
     Owned by Each Reporting Person                    Common Stock

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------

CUSIP No.  928369 10 7                                        Page 9 of 15 Pages


13)  Percent of Class
     Represented by                                           0.1%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                   PN

CUSIP No.  928369 10 7                                       Page 10 of 15 Pages

                                  Schedule 13D
                                  ------------

Item 1.  Security and Issuer.
         -------------------

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Vista Medical Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5451 Avenida Encinas, Suite A, Carlsbad, California 92008.

Item 2.  Identity and Background.
         -----------------------

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Partners III, L.P., a Delaware limited partnership ("DP III"), DP III Associates, L.P., a Delaware limited partnership ("DP III A"), Domain Partners II, L.P., a Delaware limited partnership ("DP II"), and Domain Associates, L.L.C., a Delaware limited liability company ("DA"). DP III, DP III A, DP II and DA are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) DP III, DP III A and DP II are Delaware limited partnerships, each of whose principal business is that of a private investment partnership. The sole general partner of DP III and DP III A is One Palmer Square Associates III, L.P., a Delaware limited partnership ("OPSA III"), whose principal business is that of acting as the general partner of DP III and DP III A. The sole general partner of DP II is One Palmer Square Associates II, L.P., a Delaware limited partnership ("OPSA II"), whose principal business is that of acting as the general partner of DP II. DA is a Delaware limited liability company, whose principal business is that of a private investment manager. The following individuals, who are citizens of the United States, are the general partners of OPSA III and OPSA II and managing members of DA:

CUSIP No.  928369 10 7                                       Page 11 of 15 Pages


          (i) James C. Blair -- General Partner, OPSA III and OPSA II; Managing Member, DA

          (ii) Brian H. Dovey -- General Partner, OPSA III and OPSA II; Managing Member, DA

          (iii) Jesse I. Treu -- General Partner, OPSA III and OPSA II; Managing Member, DA

          (iv) Kathleen K. Schoemaker -- General Partner, OPSA III and Managing Member, DA

          (v) Richard S. Schneider -- General Partner, OPSA III and OPSA II

          (vi) Arthur J. Klausner -- Managing Member, DA

          (vii) Robert J. More -- Managing Member, DA

          The principal business and principal office address of each entity and person named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          This statement relates to the acquisition by DP III of 2,352,941 shares of Common Stock (the "Shares") pursuant to a Securities Purchase Agreement dated as of April 7, 2000 by and

CUSIP No.  928369 10 7                                       Page 12 of 15 Pages


between the investors named therein, including DP III, and the Issuer (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The purchase price was $.85 per Share, and the source of such funds was the working capital, or funds available for investment, of DP III.

Item 4.  Purpose of Transaction.
         ----------------------

          DP III acquired additional securities of the Issuer for investment purposes.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The following information is based on a total of 19,579,000 shares of Common Stock outstanding as of the date of this statement:

          (a)

          DP III
          ------

          DP III owns 4,120,728 shares of Common Stock, or approximately 21.0% of the Common Stock outstanding. OPSA III, as the general partner of DP III, may be deemed to beneficially own the shares of Common Stock owned by DP III.

          DP III A
          --------

          DP III A owns 61,872 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. OPSA III, as the general partner of DP III A, may be deemed to beneficially own the shares of Common Stock owned by DP III A.

          DP II
          -----

          DP II owns 24,161 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. OPSA II, as the general partner of DP II, may be deemed to beneficially own the shares of Common Stock owned by DP II.

CUSIP No.  928369 10 7                                       Page 13 of 15 Pages


          DA
          --

          DA owns 19,500 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (b) The general partners of OPSA III and OPSA II and managing members of DA may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by DP III, DP III A, DP II and DA. Each of the general partners of OPSA III and OPSA II and managing members of DA disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly, if any, or by virtue of his or her indirect pro rata interest, as a general partner of OPSA III and/or OPSA II, and/or as a managing member of DA, in the Common Stock owned by DP III, DP III A, DP II and/or DA.

          (c) Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP III, DP III A, DP II or DA.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.
         ---------------------------------------

          Pursuant to the Purchase Agreement, the Issuer agreed to take all requisite action, as soon as practicable after the closing of the purchase and sale thereunder, to list the Shares for trading on the NASDAQ SmallCap Market.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          Exhibit A - Group Agreement (Appears at Page 15)

          Exhibit B - Purchase Agreement

CUSIP No.  928369 10 7                                       Page 14 of 15 Pages



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         DOMAIN PARTNERS III, L.P.
                                         By:  One Palmer Square Associates
                                          III, L.P., General Partner

                                         By /s/ Kathleen K. Schoemaker
                                           ------------------------------
                                                     General Partner

                                         DP III ASSOCIATES, L.P.
                                         By:  One Palmer Square Associates
                                          III, L.P., General Partner

                                         By /s/ Kathleen K. Schoemaker
                                           -----------------------------
                                                     General Partner

                                         DOMAIN PARTNERS II, L.P.
                                         By:  One Palmer Square Associates
                                           II, L.P., General Partner

                                         By /s/ Kathleen K. Schoemaker
                                           ------------------------------
                                                    Attorney-in-Fact

                                         DOMAIN ASSOCIATES, L.L.C.

                                         By /s/ Kathleen K. Schoemaker
                                           -----------------------------
                                                     Managing Member

Dated: March 20, 2001

CUSIP No.  928369 10 7                                       Page 15 of 15 Pages

                                                                       EXHIBIT A

                                  AGREEMENT OF
                           DOMAIN PARTNERS III, L.P.,
                            DP III ASSOCIATES, L.P.,
                            DOMAIN PARTNERS II, L.P.
                                       AND
                            DOMAIN ASSOCIATES, L.L.C.
                            PURSUANT TO RULE 13d-1(k)
                            -------------------------

          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                         DOMAIN PARTNERS III, L.P.
                                         By: One Palmer Square Associates
                                          III, L.P., General Partner

                                         By /s/ Kathleen K. Schoemaker
                                           ------------------------------
                                                     General Partner

                                         DP III ASSOCIATES, L.P.
                                         By:  One Palmer Square Associates
                                          III, L.P., General Partner

                                         By /s/ Kathleen K. Schoemaker
                                           -----------------------------
                                                     General Partner

                                         DOMAIN PARTNERS II, L.P.
                                         By:  One Palmer Square Associates
                                           II, L.P., General Partner

                                         By /s/ Kathleen K. Schoemaker
                                           ------------------------------
                                                    Attorney-in-Fact

                                         DOMAIN ASSOCIATES, L.L.C.

                                         By /s/ Kathleen K. Schoemaker
                                           -----------------------------
                                                     Managing Member

Dated: March 20, 2001

                                   EXHIBIT B

                          SECURITIES PURCHASE AGREEMENT


          This Securities Purchase Agreement (this "Agreement") dated as of April 7, 2000 is entered into by and between the Investors set forth on Schedule A hereto (each a "Purchaser" and collectively, the "Purchasers"), and Vista Medical Technologies, Inc., with an address at 5451 Avenida Encinas, Suite A, Carlsbad, CA 92008 (the "Company").

          WHEREAS, the Company desires to sell, on the terms contained herein, in the aggregate, an aggregate of five million six hundred fifty-four thousand four hundred eleven (5,654,411) shares (the "Shares") of the Company's common stock, par value of $0.01 per share (the "Common Stock") at a per share purchase price of $0.85 (the "Per Share Purchase Price"); and

          WHEREAS, the Purchasers desire to purchase, on the terms contained herein, the Shares at the Per Share Purchase Price, in the amounts set forth beside each Purchaser's name on Schedule A hereto.

          THEREFORE, in consideration of the mutual promises contained herein, the Company and the Purchasers hereby agree as follows:

          1. PURCHASE AND SALES OF SHARES. Upon the basis of the representations and warranties and subject to the terms and conditions set forth herein, the Company agrees to issue and sell the Shares to the Purchasers on the Closing Date (as herein defined) at the Per Share Purchase Price and, upon the basis of the representations and warranties and subject to the terms and conditions set forth herein, the Purchaser agrees to purchase the Shares from the Company on the Closing Date at the Per Shares Purchase Price. Such purchase and sale is referred to herein as the "Offering."

          2. ADJUSTMENT TO PURCHASE PRICE. Notwithstanding the foregoing, in the event that the Company sells any shares of Common Stock (or securities that may be converted into or exchanged for shares of Common Stock) in an original issuance for a per share price which is less than the Per Share Purchase Price, at any time during the ninety-day period commencing on the Closing Date, the Company shall have the obligation to promptly notify and pay to each Purchaser an amount equal to the product of (x) the aggregate difference between (i) the Per Share Purchase Price and (ii) the per share price of such additional shares of the Company's Common Stock so sold (or securities that may be converted into or exchanged for shares of Common Stock), multiplied by (y) the number of Shares purchased hereunder. The Company may pay such amount, at its option, in either cash or additional shares of the Company's Common Stock. If the Company elects to pay in Common Stock, the Common Stock shall be valued at the price at which the Company sells any such shares (or securities that may converted into or exchanged for shares) of Common Stock and will be payable within five (5) days of such other sale.

          The foregoing adjustment shall not apply to shares of Common Stock issued pursuant to stock options, warrants outstanding as of the date hereof, purchases by the Company of outstanding existing stock options or shares traded on the NASDAQ stock market in the secondary market.

          3. CLOSING. The closing of the Offering shall take place within five
(5) days hereof upon the satisfaction of the conditions set forth in Paragraph 7 herein, as coordinated by the parties, or on such other date or at such other time and place as the Company and the Purchasers may mutually agree upon Such time and date of the closing is referred to herein as the "Closing Date." Upon payment by each Purchaser of its respective portion of the Purchase Price in immediately available funds to the Company, by wire transfer to an account specified by the Company, the Company will promptly cause its transfer agent to deliver to the Purchasers certificates representing the shares of Common Stock being purchased by each Purchaser in such denominations and registered in such names as each such Purchaser shall have requested not less two business days prior to the Closing Date. The Company shall provide facsimile copies of the certificates to the Purchaser on the Closing Date.

          4. NASDAQ LISTING. As soon as practicable after the Closing Date, the Company shall take all requisite action to list the Shares for trading on the Nasdaq SmallCap Market.

          5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants, as of the date hereof and as of the Closing Date, as follows:

          (a) No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Company or any of the Company's affiliates is required for the execution of this Agreement or the sale of the Shares to the Purchaser other than approval of filings with the Securities and Exchange Commission and those States where necessary.

          (b) Neither the sale of the Shares nor the performance of the Company's other obligations pursuant to this Agreement will violate, conflict with, result in a breach of, or constitute a default (or an event that, with the giving of notice or the lapse of time or both, would constitute a default or trigger any right of a third party to acquire equity interests in the Company or cause mandatory adjustment of the price at which a outstanding security of the Company is convertible into Common Stock) under (i) the Certificates of Incorporation or the Bylaws of the Company, (ii) any decree, judgment, order or determination of any court, governmental agency or body, or arbitrator having jurisdiction over the Company or any of the Company's properties or assets;
(iii) any law, treaty, rule or regulation applicable to the Company (other than the federal securities laws, representations and warranties with respect to which are made by the Company, or the requirements of NASDAQ); or (iv) the terms of any bond, debenture, note or other evidence of indebtedness, or any agreement, stock option or similar plan by which the Company is bound or to which any property of the Company is subject, in any event above, which violation, conflict or breach would have a material adverse effect on the Company.

          (c) The Company has taken all corporate action required to authorize the execution and delivery of this Agreement and the performance of its obligation hereunder and will use the proceeds of sale for general corporate purposes and to launch its general surgery product line;

          (d) The Company has duly authorized the issuance of the Shares and, when issued and delivered to and paid for by the Purchasers in accordance with the terms hereof, the Common Stock will be duly and validly issued, fully paid and non assessable and will not constitute "restricted securities" within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended (the "Act");

          (e) The Company's Prospectus dated April 4, 2000 included in the Company's Registration Statement on Form S-1 (attached hereto as Exhibit A) and the Company's Annual Report on Form 10-K for its Fiscal Year Ended December 31, 1999 (collectively, the "Disclosure Documents") have been delivered to each Purchaser and, as of the date of each such respective document do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made with respect to the Company;

          (f) The Company's Financial Statements for the year ended December 31, 1999, as amended, included in the Disclosure Documents comply, comply in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended, and have been prepared, and fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the Company and its subsidiaries at the respective dates and for the respective periods indicated, in accordance with generally accepted accounting principles consistently applied throughout such periods (except as noted therein);

          (g) Except as set forth in the Disclosure Documents or pursuant to this Agreement, since December 31, 1999 the Company has not incurred any material liabilities, direct or contingent, except in the ordinary course of business and there has been no material adverse change in the properties, business, results of operations or financial condition of the Company; and

          (h) As of April 6, 2000 (without giving effect to the sale of Shares of Common Stock hereunder), the Company had a total of 13,857,075 shares of Common Stock issued and outstanding; approximately 1,957,970 shares of Common Stock were subject to outstanding options granted under the Company's 1997 Stock Option/Stock Issuance Plan; approximately 55,631 shares of Common Stock were reserved for issuance under the Company's Employee Stock Purchase Plan; and 74,264 shares were reserved for issuance pursuant to exercise of outstanding warrants, and there will be no changes in these numbers prior to the Closing Date except as a result of shares issued in connection with the conversion or exchange of any securities of the Company or stock options granted under or shares issued under any existing stock option plan or other existing employee bonus or existing incentive plan of the Company.

          (i) Except as would not, singly or in the aggregate, reasonably be expected to have a material adverse effect on the condition, financial or otherwise, or the earnings, assets, business affairs or business prospects of the Company,

               (i) the Company is in compliance with all applicable Environmental Laws (as defined below);

               (ii) the Company has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with the requirements of such permits authorizations and approvals;

               (iii) there are no pending or, to the best knowledge of the Company, threatened Environmental Claims (as defined below) against the Company; and

               (iv) under applicable law, there are not circumstances with respect to any property or operations of the Company that are reasonably likely to form the basis of an Environmental Claim against the Company.

               For purposes of this Agreement, the following terms shall have the following meanings: "Environmental Law" means any United States (or other applicable jurisdiction's) Federal, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or rule of common law and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, health, safety or any chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority. "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating in any way to any Environmental Law.

          (j) There is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company which, singly or in the aggregate, might result in any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company, or which, singly or in the aggregate, might materially and adversely affect the properties or assets thereof or which might materially and adversely affect the consummation of this Agreement, nor, to the best knowledge of the Company, is there any reasonable basis therefor. The Company is not in default with respect to any judgment, order or decree of any court or governmental agency or instrumentality which, singly or in the aggregate, would have a material adverse effect on the assets, properties or business of the Company.

          (k) The Company, to the best of its knowledge in the course of diligent inquiry, owns or is licensed to use all patents, patent applications, inventions, trademarks, trade names, applications for registration of trademarks, service marks, service mark applications, copyrights, know-how, manufacturing processes, formulae, trade secrets, license and rights in any thereof and any other intangible property and assets that are material to the business of the Company as now conducted and as proposed to be conducted (in this Agreement called the "Proprietary Rights"), or is seeking, or will seek, to obtain rights to use such Proprietary Rights that are material to the business of the Company as proposed to be conducted.

               (i) The Company does not have any knowledge of, and the Company has not given or received any notice of, any pending conflicts with or infringement of the rights of others with respect to any Proprietary Rights or with respect to any license of Proprietary Rights which are material to the business of the Company.

               (ii) No action, suit, arbitration, or legal, administrative or other proceeding, or investigation is pending, or, to the best knowledge of the Company, threatened, which involves any Proprietary Rights, nor, to the best knowledge of the Company, is there any reasonable basis therefor.

               (iii) The Company is not subject to any judgment, order, writ, injunction or decree of any court or any Federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any arbitrator, and has not entered into or is not a party to any contract which restricts or impairs the use of any such Proprietary Rights in a manner which would have a material adverse effect on the use of any of the Proprietary Rights.

               (iv) The Company has not received written notice of any pending conflict with or infringement upon such third-party proprietary rights.

               (v) The Company has not entered into any consent, indemnification, forbearance to sue or settlement agreement with respect to Proprietary Rights other than in the ordinary course of business. No claims have been asserted by any person with respect to the validity of the Company's ownership or right to use the Proprietary Rights and, to the best knowledge of the Company, there is no reasonable basis for any such claim to be successful.

               (vi) The Company has complied, in all material respects, with its obligations relating to the protection of the Proprietary Rights which are material to the business of the Company used pursuant to license.

               (vii) The to best knowledge of the Company, no person is infringing on or violating the Proprietary Rights.

          (l) The Company possesses and is operating in compliance with all material licenses, certificates, consents, authorities, approvals and permits from all state, federal, foreign and other regulatory agencies or bodies necessary to conduct the businesses now operated by it, and the Company has not received any notice of proceedings relating to the revocation or modification of any such permit or any circumstance which would lead it to believe that such proceedings are reasonably likely which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would materially and adversely affect the condition, financial or otherwise, or the earnings, assets, business affairs or business prospects of the Company.

          (m) The Company has good and marketable title to its properties, free and clear of all material security interests, mortgages, pledges, liens, charges, encumbrances and claims of record. The properties of the Company are, in the aggregate, in good repair (reasonable wear and tear excepted), and suitable for their respective uses. Any real property held under lease by the Company is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the conduct of the business of the Company. The Company owns or leases all such properties as are necessary to its business or operations as now conducted.

          6. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. Each Purchaser severally represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

          (a) no consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Purchaser is required for the execution of this Agreement or the purchase of the Shares by the Purchaser;

          (b) neither the purchase of the Shares nor the performance of the Purchaser's other obligations pursuant to this Agreement will violate, conflict with, result in a breach of, or constitute a default under (i) the charter documents of the Purchaser; (ii) any decree, judgment, order or determination of any court, governmental agency or body, or arbitrator having jurisdiction over the Purchaser or any of the Purchaser's properties or assets; (iii) any law, treaty, rule or regulation applicable to the Purchaser; or (iv) the terms of any bond, debenture, note or other evidence of indebtedness, or any agreement, stock option or similar plan by which the Purchaser is bound or to which any property of the Purchaser is subject, in any event above, which violation, conflict or breach would have a material adverse effect on the Purchaser;

          (c) the Purchaser has taken all corporate action required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and

          7. CONDITIONS OF CLOSING.

          (a) The obligations of each party hereunder shall be subject to the accuracy in all material respects of the representations and warranties of the other party hereto as of the are hereof and as of the Closing Date, as if such representations and warranties had been made again on and as of the Closing Date.

          (b) The obligations of the Purchasers hereunder shall be subject to:

               (i) The Company shall have adopted an amendment to its bylaws in substantially the form attached hereto as Exhibit A.

               (ii) The Purchaser shall have received the legal opinion of counsel to the Company, in the form set forth in Exhibit B hereto, with such changes thereto as may be agreed upon by the Purchaser and such counsel.

          8. INDEMNIFICATION.

          (a) The Company agrees to indemnify and hold harmless each Purchaser, each person, if any, who controls a Purchaser, within the meaning of Section 15 of the Act and each officer, director, employee and agent of the Purchaser and of any such controlling person against any and all liabilities, claims, damages or expenses whatsoever, as incurred arising out of or resulting from any breach or alleged breach or other violation of any representation, warranty, covenant or undertaking by the Company contained in this Agreement, and the Company will reimburse the Purchaser for its reasonable legal and other expenses (including the reasonable cost of any investigation and preparation, and including the reasonable fees and expenses of counsel) incurred in connection therewith.

          (b) Each Purchaser severally agrees to indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of
Section 15 of the Act and each officer, director, employee and agent of the Company and of any such controlling person against any and all losses, liabilities, claims, damages or expenses whatsoever, as incurred arising out of or resulting from any breach or alleged breach or other violation or alleged violation of any representation, warranty, covenant or undertaking by the Purchaser contained in this Agreement, and the Purchaser will reimburse the Company for its reasonable legal and other expenses (including the reasonable cost of any investigation and preparation, and including the reasonable fees and expenses of counsel) incurred in connection therewith.

          9. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The respective agreements, representations, warranties, indemnities and other statements made by or on behalf of each party hereto pursuant to this Agreement, as of the date they were made, shall, unless otherwise specified, survive until the second anniversary of the Closing Date and shall expire thereafter.

          10. MISCELLANEOUS.

          (a) This Agreement may be executed in one or more counterparts and such counterparts shall constitute but one and the same agreement and authorized signatures may be evidenced to the other party by facsimile copies thereof, provided that the originally signed signature page of any party is provided to the other party within two business days after the original execution.

          (b) This Agreement shall insure to the benefit of and be binding upon the parties hereto. This Agreement shall not be assignable by any party hereto without the prior written consent of the other party hereto and no other person shall have any right or obligation hereunder. Without limiting the foregoing, the rights of each Purchaser set forth in Paragraph 3 shall not be transferable to subsequent purchasers of the Shares. Any assignment contrary to the terms hereof shall be void and of no force or effect.

          (c) This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreements or understandings, whether written or oral, between the parties respecting such subject matter.

          (d) If within 90 days after the Closing Date the Company enters into or is a party to any agreement to issue additional equity securities (or securities convertible or exchangeable therefor), the Company shall promptly provide notice of such agreement to the Purchaser, together with a copy of such agreement.

          (e) This Agreement shall be governed by the internal laws of the State of California.

          IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first set forth above.


                          VISTA MEDICAL TECHNOLOGIES, INC.



                          By:___________________________________________________
                             John R. Lyon, President and Chief Executive Officer


                          PURCHASER

                          By:___________________________________________________

                          Its:__________________________________________________

                                   SCHEDULE A



                    INVESTORS                SHARES              CONSIDERATION
                    ---------                ------              -------------
The State of Wisconsin Investment Board
Lake Terrace                                3,125,000            $2,656,250.00
121 E. Wilson Street
Madison, WI 53702
Attn: Chad Neumann, Securities Analyst
Fax #: (608) 266-2436
Tel # : (608) 261-4362

Domain Partners III, L.P.
One Palmer Square                           2,352,941            $1,999,999.85
Princeton, NJ 08542
Attn: Kathleen Schoemaker
Fax #: (609) 683-9789
Tel #: (609) 683-5656

SBIC Partners, L.P.
c/o Forrest Binkley & Brown                   176,470              $149,999.50
840 Newport Center Drive, Suite 480
Newport Beach, CA 92660
Attn: Joe Galligan
Fax #: (949) 729-3226
Tel #: (949) 729-3222

Total:                                      5,654,411              $4806249.35


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